Exhibit 99.1

NEWS RELEASE

Endeavour Silver Production Jumps as Forecast in 3rd Quarter, 2008;
Produces 625,924 oz Silver, up 21% Over Q2, 2008;
New Alex Breccia Ore-body Brought into Production in Q3, 2008;
Endeavour to Slow Production Growth in Q4, 2008 Due to Low Silver Price

Vancouver, Canada – October 14, 2008 - Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt and EXK: AMEX) announces that the Company’s silver production jumped as forecast in the Third Quarter, 2008, totalling 625,924 oz silver, up 21% over Q2, 2008.

Gold production also rose in the 3rd Quarter, up 40% to 2,465 oz compared to Q2, 2008, resulting in silver equivalent production totalling 810,799 oz in Q3, 2008 (using a 75: 1 silver: gold ratio).

In response to the recent sell-off of the spot silver price, Endeavour plans to slow its production growth in the Fourth Quarter, even though the 2008 capital programs of mine and plant upgrades have now been substantially completed at Endeavour’s two operating silver mines in Mexico, the Guanacevi Mines in Durango State and the Guanajuato Mines in Guanajuato State.

Bradford Cooke, Chairman and CEO, stated, “Endeavour enjoyed another quarter of strong production growth at our two operating mines in Mexico thanks to the substantial completion of our 2008 capital upgrade programs and ongoing operational improvements under the guidance of David Howe, Endeavour’s Vice President of Mexico Operations.  Guanajuato Mines production in particular has outperformed our expectations so far this year and Guanacevi has also improved its performance.”

“However, management has decided to slow our production growth in Q4, 2008 to be equal to or slightly greater than Q3, 2008, instead of the forecasted jump in quarterly production, because we are of the opinion that the spot silver price should rebound somewhat short term so there is no sense in pushing production growth at this time.  This production growth slow-down in the 4th Quarter will likely result in Endeavour’s silver production falling about 5% short of its 2.5 million oz production forecast for 2008.  Endeavour should be in a good position, however, to capitalize on the next upward move in the silver price by once again accelerating its silver production growth at that time.”

Mine output at Guanajuato ramped up from 100 tonnes per day in Q1, 2008 to 300 tpd in Q3, 2008 as planned, and it now exceeds 400 tonnes per day. Management now anticipates that the Guanajuato Mines will reach the 500 tpd plant capacity by year-end, well ahead of the original schedule.  Silver production has more than tripled since the 1st quarter to 158,367 oz in Q3, 2008 and is forecast to continue rising in Q4, 2008 as the plant reaches its existing capacity.  Click here for more info on Guanajuato.

Cash costs are now falling at Guanajuato due to the ramp-up of silver production. The high cash cost of $24.38 per oz silver reported for Q1, 2008 was the result of Endeavour maintaining a full work-force at the mine and plant to carry out non-capital rehabilitation work in addition to the Phase 2 mine and plant capital upgrade program while at the same time mine output was substantially reduced.

Cash costs in Q2, 2008 at Guanajuato dropped in half and further reductions in cash costs in Q3 and Q4, 2008 are anticipated due to higher silver production and better cost controls.  Management is also currently evaluating sending the Guanajuato silver-gold concentrates to alternative smelters in order to reduce its smelting costs and enhance its silver-gold revenues.

Plant throughput at Guanacevi averaged around 700 tonnes per day in Q3, 2008 and is now forecast to ramp up to 800 tpd during the 4th Quarter, 2008.  Silver production was up 12% to 467,557 oz at Guanacevi in Q3, 2008 and is forecast to rise again only marginally in the 4th Quarter due to the production growth slow-down.  Both ore grades and silver/gold recoveries also showed improvements at Guanacevi in the 3rd quarter.  Click here for more info on Guanacevi.

Endeavour brought its first new ore-body into production at Guanacevi in four years with the commencement of production from the Alex Breccia zone and the re-commissioning of the flotation circuit at the plant in Q3, 2008.  Alex Breccia is a silver-lead-zinc ore-body hosted in the same Santa Cruz vein as the operating Porvenir Mine 2 km to the north.

The flotation circuit is currently producing a bulk concentrate (no payment for zinc, only lead and silver) but in Q4, a second flotation circuit will be re-commissioned to double flotation capacity up to 200 tonnes per day, producing two concentrates, lead-silver and zinc.  As additional sources of sulphide ores are delineated for production (for example, Endeavour’s recent discoveries in San Pedro area are of this type), the flotation circuit can be expanded as needed.

Endeavour Silver Corp. (EDR: TSX, EJD: DBFrankfurt, EXK: AMEX) is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour’s two operating mines, Guanacevi in Durango State and Guanajuato in Guanajuato state, coupled with the Company’s acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.  The TSX Exchange has neither approved nor disapproved the contents of this news release.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS
Certain statements contained herein regarding the Company and its operations constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are “forward-looking statements”.  We caution you that such “forward looking statements” involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements.  Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company’s filings with Canadian and American Securities regulatory agencies.  Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, P.Geo. and/or Bradford Cooke, P.Geo. are the Qualified Persons for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.